Anslow & Jaclin, LLP.
195 Route 9 South, Suite 204
Manalapan, NJ 07726

November 20, 2009

John L. Krug
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3561
Washington, D.C. 20549

Re:	WECOSIGN, Inc.
Registration Statement on Form S-1
Amendment No. 3 filed November 9, 2009
File No. 333-160570

Dear Mr. Krug:

We represent WeCosign, Inc. (“WeCosign” or, the “Company,” “we,” “us,” or “our”).  By letter dated November 18, 2009, the staff (the “Staff,” “you,” or “your”) of the United States Securities & Exchange Commission (the “Commission”) provided the Company with its comments on the Company’s Registration Statement (the “Registration Statement”) on Form S-1/A filed on November 9, 2009. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments.  For your convenience, the questions are listed below, followed by the Company’s response.

FORMS S-1

Prospectus Summary
Overview, page 1

1. We note your response to comment 2 and reissue the comment in part.  As previously requested, please explain how you determine an applicant’s character and the rating you assign as a result of such determination.

RESPONSE: We have removed the term "character" and "algorithm based scoring system" from the Registration Statement.

2. Please define the term “providing spouse.”

RESPONSE: We have removed the term "providing spouse" from the Registration Statement.

3. As previously requested, please explain how your system evaluates “life events” such as divorce, employment interruptions or death of a spouse in view of the fact your application does not request such information and the interview, as described in your disclosure, is directed to corroborate a life event of which the interviewer is already aware.  For example, do you use an applicant’s social security number to obtain personal information from third party databases?

RESPONSE: We have revised our Registration Statement to disclose that our underwriters take “life events” into consideration when evaluating the potential risk of an applicant. The company does use an applicant’s social security number as part of the identity process from third party databases.

4. Please specifically state whether the company or Mr. Jakubaitis owns the proprietary underwriting system including the algorithm-based system.  In addition, please expand the discussion to provide specific additional disclosure depending upon whether Mr. Jakubaitis still owns the technology or has transferred it to the company.  As may be applicable, the additional disclosure may include additional risk factors, a discussion of the terms and conditions of the transfer, and the filing of the transfer agreement as an exhibit.

RESPONSE: We have replaced the phrase "algorithm based scoring system" with "proprietary underwriting system". This underwriting system was developed "in-house" and was not previously owned by Mr. Jakubaitis or any other person or entity.

Risk Factors

“Our operations are not yet, and have not yet been, profitable and we have experienced increasing operating cost in regard to this filing.

5. Please revise the discussion to remove the mitigating language to the effect your operating losses are due to the costs you incurred in connection with the filing of the registration statement.  In this regard, we note the costs of the offering listed in Item 13 of the registration statement and that you experienced substantial operating losses without taking professional services into account.

RESPONSE: We have revised the Registration Statement to omit the mitigating language regarding the company's operating losses.

Prospects, page 19

6. We note that according to the information in “Operations” on page 19, you currently have 128 approved applicants and approximately 55 monthly applications.  We also note the anticipated goals set forth in the second paragraph of the section entitled “Prospects.”  Please confirm that you currently anticipate that by the end of November 2009, your fiscal year, or calendar year end December 31, 2009, you will achieve the projected goals of 150 applications per month and a total of 225 approved applicants.  If you cannot confirm that you still anticipate you will be receiving 150 applicants per month and have 225 approved applicants by December 31, 2009, please revise your disclosures accordingly.

RESPONSE: We have revised the Registration Statement to disclose that the company anticipates that by the end of December 31, 2009, we will achieve the projected goals of 100 applications per month and a total of 175 approved applicants.

7. Please update the discussion throughout the prospectus as necessary to describe your commercial division and its activities, including disclosure as to what you have done this year to date with respect to your commercial division.  Alternatively, if you have not engaged in any commercial activities to date, please describe your current plans regarding the commercial division.

RESPONSE: We have revised the Registration Statement to omit the sentence that states that the Company's operations will expand to include a commercial division. Although the company intends to expand operations to include a commercial division, the Company has not engaged in any commercial activities to date, and has no current plans regarding a commercial division.

Competition, page 20

8. We note your response to comment 15.  Please revise the first sentence of this section to indicate you believe you are the first to market the business model of providing cosigning services.

RESPONSE: We have revised the Registration Statement to indicate that the company believes that we are the first to market the business model of providing cosigning services.

Directors, Executive Officers, Promoters and Control Persons, page 28

9. We note your response to comment 20 and reissue the comment in part.  As previously requested, please describe the specific business experience for Mr. Jakubaitis for at least the past five years, including places and specific periods of employment.  The reference to the pre-paid music card developed in 1995 does not describe his recent business experience.  In addition, please expand the discussion to state when the speaker manufacturing company was sold.

RESPONSE: We have revised the Registration Statement to describe the specific business experience of Mr. Jakubaitis.

Employment Agreements
Employment Agreement with Mr. Frank Jakubaitis, page 29

10. We note the discussion concerning disability payments contained in the second paragraph of this section. However, the employment agreement dated May 1, 2009 filed as exhibit 10.8 does not contain any provision for disability payments.  We also note clause 12 which states the agreement is the entire agreement between the company and the employee.  Please revise.

RESPONSE: We have updated the employment agreement of Mr. Jakubaitis to include a discussion concerning disability payments.

Financial Statements

Notes to Financial Statements

Note 1 – Organization, History and Significant Accounting Policies and Procedures

Management’s Plans, page F-7

11. Please clarify your statement “Based on the management’s estimates of cash flows through November 30, 2009, they believe the Company will continue as a going concern.”  In doing so reconcile the fact that you had a $388,481 deficit in Net Cash Flows In Operating Activities for the nine months ended August 31, 2009 with only $195,123 in Cash at August 31, 2009.  Provide more specific steps you are taking to raise additional capital and/or what expenses can be or have been reduced.  Tell us what positive operational results occurred between August 31, 2009 and November 30, 2009 to support your estimates.

RESPONSE: We have updated the Management Plans on page F-7.

Note 5 – Commitments and Contingences, page F-12

12. Refer to your responses to Comments 29 and 31.  We are still uncertain why you separately categorize unearned registration (application) fees from your stand ready obligation. You disclose in Note 1 on page F-8 that at the inception of the contract you record the full amount of the contractual fee due.  It would appear that the application fee is a portion of the contractual fee and should be characterized as part of the stand-ready obligation. Please revise your disclosure to clearly indicate that your application fees are a component of your stand-ready obligation consistent with your response to Comment 31.

RESPONSE: We have consolidated the application fees into the stand ready obligations total on page F-12.

13. Refer to your response to Comment 30.  With respect to your accrual of $18,223, it remains unclear whether you are accruing for defaults that have already occurred; or, are creating a reserve for future defaults based on historical experience, which does not appear to comply with the guidance in FASB Accounting Standards Codification (“ASC”) 450-20-25 (SFAS 5) and ASC 460-10 (FIN 45). Please tell us if the accrual is based on specific leases that have defaulted, whether reported to you or not, as of August 31, 2008.  If not, please revise your accounting to remove this general reserve and revise your disclosure throughout.

RESPONSE: The accrual is based upon specific leases that have defaulted.  Please see updated disclosure on page F-12.

Exhibit 10.8

14. The footnote to exhibit 10.8, the employment agreement with Mr. Jakubaitis, states the exhibit is incorporated by reference from the exhibits filed with your amendment of September 15, 2009.  Exhibit 10.8 filed September 15, 2009 reflects an agreement dated April 10, 2009.  However, exhibit 10.8 filed on November 6, 2009 reflects a subsequent employment agreement with Mr. Jakubaitis dated May 1, 2009.  Accordingly, the footnote disclosure in your most recent amendment pertaining to Exhibit 10.8 appears to be incorrect.  Please revise.

RESPONSE: We have revised the employment exhibits to include all agreements to date.

 If you have any questions, or if I can provide you with more data please fax me and fax Frank Jakubaitus at 714-556-6803.  Thank you for your consideration.

Very Truly Yours,

ANSLOW & JACLIN LLP

/s/ Joseph M. Lucosky
JOSEPH M. LUCOSKY, ESQ.